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            July 8, 2010

VIA FEDEX AND EDGAR

Re:	Nielsen Holdings B.V.
Registration Statement on Form S-1
File No. 333-167271

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs and Ms. Woo:

On behalf of Nielsen Holdings B.V. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value €0.04 per share, marked to show changes from the Registration Statement as filed on June 3, 2010. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.

In addition, we are providing the following responses to your comment letter, dated June 30, 2010, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

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General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and confirms that it will provide all remaining information required (except information allowed to be excluded by Rule 430A) in a subsequent pre-effective amendment.

2.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of the Securities Act Compliance and Disclosure Interpretations available on our website.

The Company acknowledges the Staff’s comment and confirms that it will provide all graphical materials and artwork to the Staff on a supplemental basis once such materials have been prepared.

Prospectus Cover Page

3.	Please disclose that your Sponsors will continue to own a majority of the voting power of the common stock after completion of the offering and, as a result, the Nielsen Holding B.V. will be a “controlled company.” Also consider disclosing that the net proceeds of the offering will be used to repay a portion of your existing indebtedness.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

Industry and Market Data, page ii

4.	We note your statement that some of the information in the prospectus is based on industry publications by third parties which cannot be verified with complete certainty and may not be reliable. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise. Further, the inclusion of this information on page ii between the inside cover page and the prospectus summary is inappropriate and should be placed elsewhere in the filing.

In response to the Staff’s comment, the Company has removed the language in question and moved the remaining description of industry and market data to the section titled “Market and Industry Data” on page 93 of Amendment No. 1.

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Prospectus Summary, page 1

5.	Please provide a balanced discussion of your financial condition. Consider disclosing the amount of your net losses over the past three years as well as your net tangible book deficit. Note also that GAAP measures should be calculated and presented with equal or greater prominence as non-GAAP measures. In this regard, please revise your disclosure to present the most directly comparable GAAP financial measure for the same period that you present Adjusted EBITDA, a non-GAAP financial measure. See Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 1. The Company notes that net loss is the most directly comparable GAAP financial measure to Adjusted EBITDA.

6.	Please provide support for the assertion that you are “the global leader in measuring and analyzing consumer behavior” in the segments in which you operate. Ensure that your claims of leadership are balanced and specific to the types of services and products that you provide. In this respect, we note your disclosure on page 82 that “Nielsen is the global leader in television audience measurement.” Also provide support for your factual statements, including the following:

•	“there are more than 1.8 billion internet users around the globe.”

•	“there are two-thirds as many mobile phones in the world as people.”

•	“the absolute dollar share for private label customer packaged goods increased more than $10 billion over the last two years.”

•	“the middle class is growing by 70 million people globally each year.”

In response to the Staff’s comment, concurrently herewith the Company is submitting supplementally to the Staff the annotated source materials requested.

7.	With respect to all third-party statements in your prospectus — such as market data by ZenithOptimedia, Veronis Suhler Stevenson, and Euromonitor International — please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

In response to the Staff’s comment, concurrently herewith the Company is submitting supplementally to the Staff the annotated source materials requested. The Company further advises the Staff that no such third-party report was prepared for the Company or in connection with the offering.

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8.	Please consider expanding the prospectus summary to disclose the interests of the Sponsors, who are the majority shareholders and controlling members of your board of directors, and that you will continue to be a “controlled company” after this offering. We note your disclosure that the underwriters plan to reserve a portion of the shares in this offering for the Sponsors, the Sponsors will receive an amount in connection with the termination of its advisory agreements upon completion of the offering, and the Sponsors will continue to represent a majority of the board of directors after the offering pursuant to a shareholders’ agreement.

In response to the Staff’s comment, the Company has revised pages 6 and 7 of Amendment No. 1. The Company respectfully advises the Staff that it does not intend to reserve any portion of the shares in this offering for the Sponsors pursuant to its directed share program or otherwise.

Our Company, page 2

9.	We note your reference here, and throughout your filing, to amounts on “a constant currency basis,” a non-GAAP measure. Please revise to provide presentations of historical amounts and amounts in constant currency, describe the process for calculating the constant currency amounts and the basis of presentation.

In response to the Staff’s comment, the Company has revised pages 1 and 49 of Amendment No. 1.

Company Information, page 6

10.	Please tell us in more detail the timing of your plans to convert Nielsen Holdings B.V. into a Dutch public company with limited liability. Also explain the reasons for the conversion, the mechanics of how you plan to effectuate the conversion (i.e., shareholder vote, exchange of shares, or automatic conversion), and whether you have plans to list the company’s securities on an exchange outside of the United States.

The Company advises the Staff that it intends to consummate its conversion into a Dutch public company with limited liability before requesting that the Staff declare the Registration Statement effective.

Under Dutch law, a private company with limited liability is required to restrict the ability of shareholders to transfer shares to third parties. In contrast, a public company with limited liability is not required to similarly restrict the transfer of shares by its shareholders. Accordingly, for a U.S. publicly listed company, a public company with limited liability is the more appropriate corporate structure. Under Dutch law, the Company remains the same legal entity with a different form. The conversion will require the approval of both the Company’s current board of directors and its current stockholders, both of which will be obtained prior to conversion. The conversion will be effectuated by the execution of a notarial deed and an amendment to the Company’s articles of association. The Company has no current plans to list any of its securities on an exchange outside of the United States.

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Summary Financial and Other Data, pages 8 – 11

11.	Refer to the tabular reconciliation of net income to Adjusted EBITDA on page 11. Please explain why you believe it is appropriate to include a non-GAAP reconciliation based on Pro Forma Year Ended December 31, 2006 data in this table.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that certain key financial metrics for the pro forma year ended December 31, 2006, specifically net loss attributable to Nielsen stockholders and Adjusted EBITDA, provide additional useful information to investors regarding financial and business trends related to its results of operations from the year of acquisition. While it does not believe that presentation of a full set of summary data for either the pro forma 2006 (or the historical predecessor/successor periods from that calendar year) would provide significant value to potential investors, the key metrics noted above are useful to demonstrate more completely the Company’s financial performance trends since the year of acquisition. Accordingly, the Company elected to present Adjusted EBITDA for the 2006 pro forma period, as well as a full reconciliation to net loss attributable to Nielsen stockholders, in the table on page 12 of Amendment No. 1.

Risk Factors, page 12

12.	Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial.

In response to the Staff’s comment, the Company has removed the referenced disclosure.

13.	Please review the risk factors to ensure that each risk factor subheading clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Some of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. For example, you state that you “are subject to competition,” “may be subject to antitrust litigation or government investigation in the future,” and plan to “be a Dutch public company with limited liability” after the conversion. Please review your subheadings to ensure that they disclose in the text the specific risk or risks you are addressing.

In response to the Staff’s comment, the Company has revised the Registration Statement in several areas of the Risk Factors section. In particular, the Company has revised the subheadings “our success will depend on our ability to protect our intellectual property rights,” “the presence of our Global Technology and Information Center in Florida heightens our exposure to hurricanes and tropical storms,” “we are subject to competition,” “we may be subject to antitrust litigation or government investigation in the future” and “after the Conversion, we will be a Dutch public company with limited liability” to more clearly disclose the specific risk that the Company is addressing.

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We rely on third parties to provide certain data and services…, page 17

14.	Please expand your risk factor to disclose whether you have substantial reliance or material relationships with certain third parties to provide certain data and services for use in connection with the provision of your current services. To the extent material, please disclose the terms of these relationships in the Business section of this registration statement.

The Company advises the Staff that it does not believe that any individual relationships with third parties to provide data or services for use in connection with the provision of the Company’s current services are material, with the exception of the Company’s agreement with Tata America International Corporation and Tata Consultancy Services Limited, which is separately described in the following risk factor on page 19 of Amendment No. 1.

Use of Proceeds, page 27

15.	Please provide more detail regarding the terms of the debt, including the interest rate and maturity of the indebtedness, and the approximate amount that you intend to use to repay your existing indebtedness. To the extent known, also discuss the “general corporate purposes” for which the net proceeds in this offering are intended to be used. To the extent material, disclose the total amount of the company’s indebtedness and the amount of any proceeds that will be used to repay debt to a related party. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of the indebtedness. See Item 504 and Instruction 4 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet determined which portion of its debt will be repaid using the proceeds of the offering. The Company will include the requested disclosure in a subsequent pre-effective amendment once such information has been determined.

Selected Financial and Other Data, page 33

16.	Please explain the reason for your inclusion of Pro Forma 2006 financial information in this section and the basis in the accounting and reporting literature for your inclusion of this presentation.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has fully complied with the presentation requirements set forth in Item 301 of Regulation S-K for all periods required to be presented by that item in the Selected and Financial Data section. In addition, the Company has elected to present pro forma 2006 financial information as supplemental information to potential investors in addition to the periods required to be presented by Item 301 of Regulation S-K as it believes that such presentation provides additional useful information to investors regarding financial and business trends related to its results of operations from the year of acquisition. Consistent with Instruction 1 of Item 301 of Regulation S-K, the inclusion of the pro forma information on a supplemental basis is utilized to “highlight certain significant trends in

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the registrant’s financial condition and results of operations” from the year of acquisition. In addition, while it acknowledges that such commentary is not an official statement of the Commission or the Staff, the Company respectfully submits that such presentation is consistent with the interpretations set forth in paragraphs 9220.6-7 of the Division of Corporation Finance Financial Reporting Manual, which suggest that pro forma financial information may be presented in a format consistent with Article 11 of Regulation S-X when it is determined that a supplemental discussion based on the pro forma financial information is appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 39

17.	Consider expanding your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results, rather than a factual description of your three reporting segments. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the competitive landscape and how you expect the competition, especially in online audience measurement and mobile measurement services, to affect your financial results.

In response to the Staff’s comment, the Company has revised pages 38 and 39 of Amendment No. 1.

Share-Based Compensation, pages 40 - 42

18.	Consider revising your disclosure to include the aggregate fair value of all outstanding vested and unvested options.

In response to the Staff’s comment, the Company has revised page 40 of Amendment No. 1 to include the aggregate fair value of all vested and unvested stock options as of March 31, 2010, the most recent date where such information is available.

19.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

In response to the Staff’s comment, the Company advises the Staff that the Company commenced informal discussions with underwriters regarding the potential for initiating an initial public offering in the first half of May 2010, at which time the Company received presentations from various banks as part of their consideration as potential underwriters. Although these presentations provided preliminary valuation information regarding the Company (as opposed to an estimated price range), collectively such

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information was based upon a broad range of valuation methodologies, timing considerations and comparable company analyses, as well as assumptions regarding offering size that are different from that which is currently contemplated. Accordingly, the Company advises the Staff that it does not believe that the May 2010 presentations provide meaningful information as to a current price range of the Company.

In further response to the Staff’s comment, the Company advises the Staff that at this time the underwriters are not in a position to provide the Company with a formal proposed IPO range. The Company will supplementally provide the proposed IPO range and related information to the Staff once it is determined.

20.	Please revise this section to more fully describe the objective and subjective evidence that supports your determination of the fair value of the underlying shares of common stock at each valuation date, beginning with the December 31, 2008 valuation and continuing through the most recent valuation.

In response to the Staff’s comment, the Company has revised pages 40 to 42 of Amendment No. 1.

21.	Once you include your proposed IPO price in your registration statement revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value estimate of the company’s common stock determined as of December 31, 2009 and June 30, 2010.

The Company acknowledges the Staff’s comment and confirms that it will provide the requested disclosure in a subsequent pre-effective amendment once the proposed IPO range has been determined.

22.	Please continue to update the tabular presentation on page 41 for any additional awards granted subsequent to March 31, 2010.

In response to the Staff’s comment, the Company has revised the tabular presentation on page 41 of Amendment No. 1 to include additional awards granted subsequent to March 31, 2010. In addition, the Company will continue to include any additional awards in each future pre-effective amendment to the Registration Statement.

Goodwill and Indefinite-Lived Intangible Assets, page 42

23.	Please expand your disclosures to include a discussion of the following:

•	A description of how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

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•

A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. For each reporting period, the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	For each reporting period, the percentage by which fair value exceeded carrying value as of the date of the most recent test.

In response to the Staff’s comment, the Company has revised pages 42 to 44 of Amendment No. 1.

Business Segment Results for the Three Months Ended March 31, 2010 compared to the Three Months Ended March 31, 2009

Operating Income/(Loss), page 53

24.	We note your current presentations of operating income (loss) on an “adjusted” basis here, and on pages 62 and 64. Revise to clearly identify this column as representing a non-GAAP measure. Further, supplemental discussions should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Therefore, please revise your filing to include a discussion of operating income (loss) based on your historical audited financial statements. Similar concerns apply to your disclosures on pages 62 and 64.

In response to the Staff’s comment, the Company has revised the disclosures on pages 54 to 55 and pages 63 to 66.

Results of Operations – (Years Ended December 31, 2009, 2008 and 2007), page 54

25.	In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you disclose on page 55 that selling, general and administrative expenses declined due to the impact of lower volume in your Expositions segment which was slightly offset by the impact of acquisitions and divestitures in both your Watch and Buy segments. Similarly, you identify several factors that increased selling, general and administrative expenses in 2008 compared to 2007 on page 58, but none of the factors are quantified. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. For example, you identify that for your Watch Segment revenues on page 61 that the growth was primarily driven by North American television measurement due to volume increases and sales to new customers. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly. Please note that this comment also applies to your discussion of results of operations for the quarterly period ended March 31, 2010 compared to the quarterly period ended March 31, 2009.

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In response to the Staff’s comment, the Company has revised its disclosures on pages 49 to 66 of Amendment No. 1. However, the Company respectfully advises the Staff that that the Company does not quantify or track the fluctuations in Cost of Revenues or Selling, General & Administrative costs by specific underlying action or group of actions or how such action or group of actions impact its individual operating segments as part of its internal management reporting. As the Company does not internally quantify these fluctuations, the Company respectfully submits that such information is not “necessary to an understanding of its financial condition, changes in financial condition and results of operations” pursuant to Item 303(a) of Regulation S-K and thus has not presented quantification of such information in the Registration Statement.

Liquidity and Capital Resources

Cash Flows 2009 versus 2008, page 71

26.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Revise your disclosure to discuss and analyze the primary drivers, for example amounts and timing of cash receipts from customers, amounts and timing of cash payments to employees, etc. and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 of Amendment No. 1.

Commitments and Contingencies, page 75

27.	Tell us what consideration you gave to the inclusion of uncertain tax positions under ASC 740 in your table of contractual obligations. Refer to Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007.

In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the inclusion of uncertain tax positions in its contractual obligations table. However, due to the uncertainty as to how much of the liabilities for uncertain tax positions would potentially result in cash payments as well as when such amounts could be realized, the amounts were not included in the table. In response to the Staff’s comment, the Company has revised page 77 of Amendment No. 1 to disclose these considerations and provide quantification as to the total amount of uncertain tax positions, including accrued interest and penalties, that are excluded from the contractual obligations table.

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Business, page 81

28.	Please tell us what consideration you have given to disclosing your backlog. See Item 101(c)(1)(viii) of Regulation S-K.

In response to the Staff’s comment, the Company respectively advises the Staff that the concept of backlog is not fundamentally consistent with the nature of its business or with management’s ongoing evaluation of the performance of that business. The Company is not a manufacturer of goods pursuant to contractual purchase orders but rather provides services and solutions to customers as and when needed. Moreover, the Company does not track backlog as an operating metric. Accordingly, the Company respectfully submits that such information is not “material to an understanding of the registrant’s business taken as a whole” pursuant to Item 101(c) of Regulation S-K and thus has not presented such information in the Registration Statement.

Competitive Advantages, page 86

29.	We note your disclosure regarding the competitive strengths of your business. Consider expanding this section to provide a balanced discussion of your competitive position by disclosing the competitive challenges faced by the company.

In response to the Staff’s comment, the Company has revised page 88 of Amendment No. 1 to disclose potential advantages other competitors have in the markets in which the Company operates.

Intellectual Property, page 89

30.	You state on page 16 that your patents, trademarks, trade secrets, copyrights, and all of your intellectual property are important assets that afford protection to your business and that the expiration of your patents may lead to increased competition. If material, please disclose the duration of your patents, trademarks and licenses. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that neither (i) any individual patent, trademark, trade secret or copyright nor (ii) the duration of the Company’s patents, trademarks and licenses is material to an understanding of the Company’s business taken as a whole.

Management, page 93

31.	Please disclose the specific “experience, qualifications, attributes or skills” of each director that led the company to conclude that the individual should serve as a director. Notwithstanding the shareholders’ agreement which provides each of the Sponsors a contractual right to have one or more designees serving on the board based on their percentage of share ownership, please discuss the qualifications of each specific individual who was selected as a director. See Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 98 and 99 of Amendment No. 1 to disclose the specific “experience, qualifications, attributes or skills” of each director that led the company to conclude that the individual should serve as a director.”

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Executive Compensation, page 101

32.	Please tell us whether you believe your compensation policies and practices are not reasonably likely to have a material adverse effect on the company and describe the process you undertook to reach that conclusion. See Item 402(s) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that, in connection with evaluating whether the Company’s compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on the Company, the Company’s Compensation Committee met frequently with management to consider all of the components of the compensation program and ensure that each component of compensation properly incentivizes employees but does not encourage inappropriate risk-taking. As described in the Compensation Discussion and Analysis section on pages 103 to 107 of Amendment No. 1, the Company delivers executive compensation primarily through a combination of fixed compensation, which includes base salary, and variable performance-based compensation, which includes annual cash incentives and long-term equity incentive awards such as stock options and restricted stock units. In reaching its conclusion that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, the Company considered numerous factors including, but not limited to, the following:

•

Base salaries are established based on the rate of pay that the executive has received in the past, whether the executive’s position or responsibilities associated with his or her position have changed, if the complexity or scope of his or her responsibilities has increased, and how his or her position relates to other executives and their rate of base salary. As base salaries are fixed periodically and stable over the longer term, the Company does not believe that the base salary component of compensation encourages excessive risk-taking.

•

Annual cash incentive payments are based, in large part, upon the achievement of pre-established performance goals that the Compensation Committee believes creates long-term value for the Company. For 2009, performance was determined based on the achievement of a Company-wide financial metric as well as the Company’s assessment of an executive’s qualitative job performance and expected future contributions to the Company. For these reasons, we do not believe that it encourages inappropriate risk-taking.

•

Equity incentive awards are directly linked to the creation of long-term stockholder value. Under the Company’s existing equity awards plan, executives are required to invest in the Company by purchasing common stock and then are granted a designated number of stock options, a portion of which vest over a period of years (typically five) and a portion of which vest over a period of years depending on whether the Company’s Management EBITDA performance targets are met. Because these equity grants are subject to both time and performance vesting requirements, they encourage management to focus on the long-term value of its business.

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The Company believes these components have been structured so that inappropriate risk-taking is not encouraged or incentivized and that the overall design of our compensation program aligns the interests of the Company’s employees with those of the Company’s stockholders. In particular, the Company believes that its approach of tying a meaningful portion of executive compensation to the long-term value of the Company’s equity is a valuable tool in managing and mitigating any risks associated with its compensation policies and practices.

33.	You disclose on page 101 that the Chief Executive Officer, David Calhoun, has a role in determining the compensation of the other executive officers. Please describe in more detail the role of the Chief Executive Officer in the company’s compensation processes and his input during the crafting of compensation packages.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of Amendment No. 1.

Annual Incentives, page 103

34.	Please expand your disclosure to provide additional detail regarding the individual performance objectives used to determine incentive awards for each of your named executive officers. Include an analysis of how the individual performance ratings contributed to actual compensation for each of the named executive officers. Explain whether the compensation committee adjusted the incentive bonus based on the executive officer’s personal performance. In this regard, we note that the actual compensation received by each of the executive officers in fiscal year 2009 differed from the bonus calculated using the payout percentage (i.e., 108%) based on the achievement of financial objectives. See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106 of Amendment No. 1.

Long-Term Equity Incentive Awards, page 104

35.	It appears that you did not disclose the multi-year cumulative Management EBITDA performance targets or the “operating plan target” that the compensation committee used to determine vesting of the 2009 performance-vested options for the executive officers. Please advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1.

Summary Compensation Table, page 105

36.	Please disclose whether the aggregate grant date fair value of stock awards and option awards to your executive officers was computed in accordance with FASB Accounting Standards Codification Topic 718. See Item 402(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 1.

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Principal Stockholders, page 116

37.	Please add a footnote to the beneficial ownership table explaining the significance of the columns labeled “with option” and “without option.”

In response to the Staff’s comment, the Company has revised the beneficial ownership table on pages 118 and 119 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 121

38.	Please disclose the indebtedness of the company held by any related parties. We note your disclosure on page 75 that a portion of the borrowings under the senior secured credit facilities have been sold to certain of the Sponsors. Tell us what consideration you have given to providing separate disclosure regarding each of the Sponsors rather than as a combined entity. Further, disclose how the company has historically reviewed, approved, or ratified the related party transactions within the last three years.

In response to the Staff’s comment, the Company has revised its disclosure on pages 124 and 125 of Amendment No. 1 to include a description of the Company’s current policies regarding the review, approval and ratification of related party transactions. In further response to the Staff’s comment, the Company respectfully advises the Staff that it has not elected to provide separate disclosure regarding indebtedness of the Company and its subsidiaries held by each Sponsor rather than as a combined entity because (i) the Sponsors purchased the indebtedness in market transactions not involving the Company, (ii) the collective amount of indebtedness that has historically been held by the Sponsors in the aggregate does not represent a significant portion of the Company’s total indebtedness, (iii) the amount of indebtedness held by any one Sponsor represents an even smaller portion of the Company’s total indebtedness and is thus not material to prospective investors and (iv) given the collective ownership structure, the Company generally considers the Sponsor group as a whole and does not generally distinguish among the Sponsors in its evaluation of related party transactions, except in cases in which the Company engages in a transaction with only one Sponsor, each of which is disclosed in the Registration Statement.

Advisory Agreements, pages 121-122

39.	Revise to include the amount of management fees, sponsor travel and consulting for 2006 and disclose the cumulative total of management fees paid through the most recent period presented. Tell us the amount expected to be paid in connection the termination of the advisory agreements upon consummation of the IPO.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 124 of Amendment No. 1 to include the amount of management fees, sponsor travel and consulting for 2006 as well as the cumulative total of management fees paid through March 31, 2010. The Company has also updated the disclosure on these pages to include the approximately $103 million of anticipated payout relating to the termination of the advisory agreements as provided in the agreements upon the completion of the offering.

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Description of Indebtedness, page 124

40.	Please include all material terms of the 2006 senior secured credit agreement, including the identity of the lenders of the credit facility. If material, disclose the amount of the commitment fee and letter of credit fee due on the last day of each calendar quarter to each lender and clarify the restrictive covenants to make “certain loans and investments,” amend or alter terms of “certain indebtedness,” and “sell certain assets.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 126 to 128 of Amendment No. 1. In further response to the Staff’s comment, the Company respectfully advises the Staff that (i) it has disclosed all material terms of the 2006 senior secured credit agreement, (ii) given the large number of individual lenders currently part of the facility (approximately 165 lenders as of June 30, 2010) and the ongoing level of lender assignments to other parties, disclosure of individual lenders at any given point in time does not provide meaningful information to prospective investors. Similarly, the Company respectfully submits that the amount of commitment fees and letter of credit fees payable on a quarterly basis to any individual lender are not material to potential investors.

Description of Capital Stock Corporate Governance, page 132

41.	We note your discussion of the differences between your expected corporate governance structure following the offering and the principles and best practice provisions of the Dutch corporate governance code. Please expand this disclosure to include a description of the best practice provisions relating to compensation to directors and executive officers and best practice provisions relating to shareholders’ equal access to price sensitive information under the Dutch Corporate Governance Code.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Dutch Corporate Governance Code does not impose binding standards relating to compensation to directors and executive officers. The Company intends to comply with the restrictions imposed by U.S. law and the rules of the exchange on which its common stock will be listed. The Company will adhere to the Dutch standards only to the extent they coincide with U.S. law and rules. Accordingly, the Company does not believe that a discussion of Dutch best practice provisions would be useful to potential investors.

The Company respectfully advises the Staff that it believes that Dutch legal requirements regarding shareholders’ equal access to price sensitive information are substantially consistent with U.S. law. Accordingly, the Company does not believe that a separate discussion of Dutch legal requirements regarding shareholders’ access to information would be useful to potential investors.

SECURITIES AND EXCHANGE COMMISSION	16	July 8, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

42.	Please tell us what consideration you have given to separately presenting revenue and cost of revenue from products and services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

In response to the Staff’s comment, the Company respectively advises the Staff that Rule 5-03(b)(1) of Regulation S-X refers to “net sales of tangible products” and “revenues from services.” The Company is not a manufacturer of tangible products or goods but rather provides services and solutions to customers as and when needed. Such services and solutions include the provision of certain data, information and analytical studies, however, these deliverables are not considered tangible products, rather, are a component of the overall solution provided to the customer. The Company does use both the term “product” and “service” when describing its relationship with customers. However, consistent with the nature of its business and with management’s ongoing evaluation of the performance of that business, the Company does not differentiate between these two terms or track them separately as operating metrics.

43.	Revise to provide unaudited pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to use of proceeds to reduce your debt.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet determined which portion of its debt will be repaid using the proceeds of the offering. The Company will include the requested disclosure in a note to the financial statements in a subsequent pre-effective amendment once such information has been determined.

Notes to Consolidated Financial Statements

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, pages F-12 and F-13

Critical Accounting Policies

Revenue Recognition, page 40

44.	Please expand your revenue recognition policy to clarify the following items:

•

Revise to separately describe the revenue recognition policies specific to revenues generated from your information and measurement services. Clarify that these service lines correspond to the Watch and Buy segments described throughout your filing.

SECURITIES AND EXCHANGE COMMISSION	17	July 8, 2010

•

You appear to offer a variety of services and solutions, for which you recognize revenue according to individual patterns. For each revenue stream, or segment, disclose whether your customer arrangements include multiple elements (i.e., subscriptions, analytical reports, software, products, services, maintenance, etc.) and describe how the various elements are considered in your revenue recognition policy. Discuss the specific accounting treatment applied in each segment.

•	Tell us how you determined that software sold as part of your arrangements is incidental to the arrangement.

•	Clarify whether any of your customer arrangements are refundable or cancelable by your customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 of Amendment No. 1.

Note 14. Investments in Affiliates and Related Party Transactions

Transactions with Sponsors, page F-49

45.	With regard to the fee to be paid to the Sponsors upon the consummation of an initial public offering, tell us the gross and net present value of the amounts expected to be paid, whether the fee will be paid out of proceeds from the offering and how you intend to account for the transaction. Refer to the specific accounting guidance upon which you intend to rely.

In response to the Staff’s comment, the Company advises the Staff that it expects to pay a net present value amount of approximately $103 million ($114 million on a gross basis) in settlement of its advisory fee obligations to the Sponsor group. The amount of the fee will vary depending on the timing of the consummation of this offering. The entirety of this amount will be recorded as expense as a component of Selling, General and Administrative expenses upon consummation of this offering.

Note 16 – Segments

Geographic Segment Information, pages F-54 and F-55

46.	Tell us whether there are individual countries within “Other Europe, Middle East & Africa” to which material amounts of revenue or assets are attributable and what consideration was given to disclosing this information pursuant to FASB ASC 280-10-50-41.

In response to the Staff’s comment, the Company notes that ASC 280 does not define “material” for purposes of the individual country disclosure requirement. The Company defines “material” as an individual country with external revenues or long-lived assets that represent more than 10 percent of the consolidated totals. The Company advises the Staff that it has a presence in more than 60 individual countries within the “Other Europe, Middle East & Africa” group with no one individual country comprising more than 3% of consolidated revenue or more than 1% of consolidated assets for any period presented. Further, the Company does not believe that any specific risk or other circumstances in any one individual country would necessitate disclosure.

SECURITIES AND EXCHANGE COMMISSION	18	July 8, 2010

Part II - Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

47.	Tell us how you plan to account for director and officer liability insurance premiums included under Item 13 for US GAAP purposes. We believe these amounts should be charged to expense. Please refer to the minutes of the October 22, 1996 meeting of the AICPA SEC Regulations Committee.

In response to the Staff’s comment, the Company advises the Staff that it will charge all director and officer liability insurance premiums included under Item 13 to expense.

Item 15. Recent Sales of Unregistered Securities, page II-2

48.	It appears that you have not disclosed the unregistered securities transactions relating to the issuance of the senior notes within the past three years. Please advise. For each unregistered securities transaction within the past three years, please provide the following information required by Item 701 of Regulation S-K:

•

Provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933 and a brief description of the facts upon which you relied in applying the exemption.

•	Name the persons or identify the class of persons to whom the securities were sold.

•	Name the underwriters, if any.

•	As to the securities sold for cash, state the aggregate underwriting discounts or commissions.

In response to the Staff’s comment, the Company has revised Item 15 on pages II-2 and II-3 of Amendment No. 1 to include the requested disclosure. The Company notes supplementally that such information does not appear to be required pursuant to Item 701 of Regulation S-K because the registrant is neither the issuer nor a guarantor with respect to such senior notes. Rather, such notes were issued and guaranteed by subsidiaries of the registrant.

SECURITIES AND EXCHANGE COMMISSION	19	July 8, 2010

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibits

49.	It appears that several agreements incorporated by reference into this registration statement do not contain schedules to those agreements. We note that the information contained in these schedules is material to an understanding of the agreements and should be filed pursuant to Item 601(b)(10) of Regulation S-K. For instance, neither the credit agreement dated as of August 9, 2006 (Exhibit 4.1(a)) nor the senior secured loan agreement dated June 8, 2009 (Exhibit 4.1(g)) contain Schedule 1.01(a), among others, which lists the dollar amount committed by each lender in the respective agreement. As a further example, the Security Agreement dated as of August 9, 2006 (Exhibit 4.1(b)) does not include a complete Schedule I which lists the pledged securities. Please advise.

In response to the Staff’s comment, the Company has refiled Exhibit 4.1(a), Exhibit 4.1(b), Exhibit 4.1(g), Exhibit 10.16(a), Exhibit 10.16(b) and Exhibit 10.16(c) to include all schedules to such agreements. The Company further advises the Staff that concurrently herewith it intends to submit a confidential treatment request pursuant to Rule 406 of the Securities Act of 1933 with respect to certain information included in the schedules to Exhibits 10.16(a), 10.16(b) and 10.16(c).

50.	It appears that the Investment Agreement with and among Centerview Partners and the Sponsors is a related party agreement that should be filed as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. We note that you have filed this agreement as Exhibit 10.2 to the Form S-4 of The Nielsen Company B.V. filed on May 2, 2007 (File No. 333-142546) and will not object if you incorporate the agreement by reference into this registration statement.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to incorporate by reference the Investment Agreement with and among Centerview Partners and the Sponsors as Exhibit 10.21.

51.	We are unable to locate the employment offer letter for Roberto Llamas, Chief Human Resources Officer. Please advise.

In response to the Staff’s comment, the Company has filed the employment offer letter for Roberto Llamas as Exhibit 10.20 to Amendment No. 1.

Financial Statement Schedules

52.	Quantify the amount of restricted net assets of your consolidated subsidiaries and tell us what consideration was given to providing Schedule I – Condensed Financial Information of Registrant, pursuant to Rule 12-04 of Regulation S-X.

In response to the Staff’s comment, the Company has revised page F-38 of Amendment No. 1 to include footnote disclosure in the consolidated financial statements about the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends pursuant to Rule 4-08(e)(3) of Regulation S-X and has also included the condensed parent company financial information and other data in Schedule I pursuant to Rule 12-04 of Regulation S-X.

SECURITIES AND EXCHANGE COMMISSION	20	July 8, 2010

Item 17. Undertakings, page II-2

53.	Please advise why you have included the undertaking required by Item 512(f) of Regulation S-K.

The Company advises the Staff that it currently has no obligation to file reports with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company has revised Item 17 on page II-3 of Amendment No. 1 to include the undertaking required by Item 512(f) of Regulation S-K.

Signatures

54.	Please note that the registration statement must be signed by at least a majority of the board of directors or persons performing similar functions. It is unclear how Marcel Rutte, P.F.F. de van der Schuren, and E.M.J. Thyssen have authority to sign the registration statement. These individuals do not appear to be directors of the company. Please advise.

The Company advises the Staff that the individuals listed on the signature pages as having signed the Registration Statement as directors are the current directors of the Company. Upon the closing of the offering, the individuals identified as directors on page 94 of Amendment No. 1 (David L. Calhoun, James A. Attwood, Jr., Richard J. Bressler, Simon E. Brown, Michael S. Chae, Patrick Healy, Gerald S. Hobbs, James M. Kilts, Iain Leigh, Eliot P.S. Merrill, Alexander Navab, Robert Pozen, Robert Reid and Scott A. Schoen) will become the directors of the Company. Each new director will provide a consent to being named as a director nominee of the Company that will be filed as an exhibit to the Registration Statement in a subsequent pre-effective amendment.

*        *        *         *        *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Nielsen Holdings B.V.

James W. Cuminale, Esq.